9480 Telstar Avenue., Unit 5

El Monte, CA 90211

November 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay E. Ingram

Re:	Reviv3 Procare Company
Registration Statement on Form S-1 filed October 6, 2017
File No. 333-220846

Ladies and Gentlemen:

We, Reviv3 Procare Company (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the issuance by the Company of 3,590,532 of shares of our common stock, par value $0.0001.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 31, 2017 regarding your review of the Registration Statement, which was filed with the Commission on October 6, 2017.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.	You use the names “OTC Markets” and “OTCQB” interchangeably throughout the registration statement. OTC Markets Group Inc. operates OTC Link which organizes securities into three marketplaces: OTCQX, OTCQB, and Pink. We have determined to treat securities quoted in the OTCQX and OTCQB marketplaces as having an existing market for purposes of secondary at the market offerings, but we have not extended that accommodation to Pink. Please revise disclosures throughout the registration statement, including the facing page, to specify on which of the three marketplaces of OTC Link you intend to apply for quotation of the securities being registered under this registration statement.

We have corrected to consistently state that our intention is to be listed on OTCQB.

2.	Disclosure on the prospectus’ front cover page and throughout the prospectus states that the selling shareholders will offer their shares of common stock “at up to $0.05 per share” until your shares of common stock are quoted on the OTCQB. We permit registration statements for securities accepted for quotation on the OTCQX and OTCQB to be declared effective with an initial fixed price and language indicating that the securities will be sold at prevailing market prices or at negotiated prices once the securities are quoted on the OTCQX or OTCQB. Please revise disclosures throughout the registration statement to indicate that the securities being registered will be sold at a fixed price of $0.05 per share until your shares are quoted on the OTCQX marketplace or OTCQB marketplace of OTC Link, as applicable, and after that at prevailing market prices or privately negotiated prices.

We have corrected the cover page to be consistent with the language requested. We believe all other instances therein are consistent with the language requested.

3.	Please update the financial statements and other financial information in the filing for the quarter ended August 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

We have included the reviewed financials for the period ended August 31, 2017.

Business, page 1

4.	Disclosure indicates that you have 11 exclusive and non-exclusive distribution agreements with various parties throughout your targeted markets. Summarize the principal provisions of the distribution agreements in the business section. Additionally, advise what consideration you have given to filing the distribution agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

We have added additional details regarding the nature of the distribution agreements, specifically detailing that our exclusive agreements are based on geographic territories whereas inquiries and sales of our products for that region is directed to the distributor. As part of maintaining this exclusivity, the distributor is required to commit to certain minimum quantity purchases of our products. Non-exclusive distributors are not required to such minimum purchase requirements, however, there are no territories assigned to the distributor. We do not believe that these agreements are deemed material in accordance with Item 601(b)(10). Although distribution or our products is generally a material aspect of our operations, these agreements are standard terms and conditions in our operations. The Company is no reliant on any particular distributor’s services or expertise as a key factor of successful operations. If a relationship with any distributor were to be dissolved, we would be able to replace said distributor with little efforts. We believe that our distribution agreements qualify as “ordinary purchase and sale agency agreements” under Item 601(b)(10)(iii)(C)(1) and generally a contract that ordinarily accompanies the kind of business conducted by the registrant in accordance with Item 601(b)(10)(ii). Therefore, have not included the agreements as exhibits.

Manufacturing, page 10; Note 10 – Concentrations, page F-16

2

5.	Disclosures indicate that all manufacturing of your products is performed by co-packers and contract manufacturers and that two vendors accounted for 73% of your purchases during the year ended May 31, 2017 and three vendors accounted for 73% of your purchases during the year ended May 31, 2016. Identify your principal suppliers in the business section. See Item 101(h)(4)(v) of Regulation S-K. Additionally, summarize the principal provisions of any agreement with a co-packer or manufacturer in the business section, and advise what consideration you have given to filing any agreement with a co-packer or manufacturer as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

We do not have any established contract relationship between our co-packers or manufacturers. All products are produced and packaged on a per order basis. If a dispute arise between us and our co-packers or manufacturer or they are otherwise unable to perform our orders, we believe we have sufficient options to ensure that delays in production and delivery of products will be minimal. However, we do consider this to be a potential risk factor in our operations and have included this language in the Risk Factors. As we do not believe these relationships to be material, we do not believe we are required to provide any exhibited materials related to our co-packers and manufacturers, as we believe these are contracts that ordinarily accompany the kind of business conducted by the registrant in accordance with Item 601(b)(10)(ii), generally.

We have added language describing the source and availability of raw materials in accordance with Item 101(h)(4)(v).

Customers and Markets, page 11; Note 10 – Concentrations, page F-16

6.	Disclosure indicates that sales to four customers represented 70% of your net sales during the year ended May 31, 2017 and three customers represented 48% of your net sales during the year ended May 31, 2016. Disclose in the business section your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on a few major customers.

We have added language that discloses the concentration of our customer base. We don’t believe this represents a significant risk, but we have added the disclosure to our risk factors.

Risk Factors, page 19; Security Ownership of Certain Beneficial Owners and Management, page 36

3

7.	Provide risk factor disclosure that Mr. Jeff Toghraie, your director and chief executive officer, is the sole beneficiary of Intrepid Global Advisors which is the beneficial owner of 23.04% of your shares of common stock and that Shircoo, Inc. which is managed by Mr. Max Toghraie, the brother of your director and chief executive officer, is the beneficial owner of 32.12% of your shares of common stock. Please explain clearly the risk to investors associated with this concentration of beneficial ownership of your securities.

We have added a risk factor addressing the ownership control.

Our projections of product demand, sales and net income are highly subjective…, page 22; Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

8.	We assume that use of the phrase “in this report” on pages 22 and 37 is inadvertent. Please revise.

We have removed references to “this report”.

Directors, Executive Officers, Promoters, and Control Persons, page 34

9.	In the biographical paragraphs of Messrs. Sunook Park, Chris Go, and Donald Starace, describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

We have provided additional information regarding the parties’ business experience for the past 5 years.

10.	If applicable, provide the disclosure relating to promoters and control persons as required by Item 401(g) of Regulation S-K.

Not applicable.

Security Ownership of Certain Beneficial Owners and Management, page 36

11.	Provide the business, mailing, or residence address of Intrepid Global Advisors. See Item 403(a) of Regulation S-K.

We have included the business address for Intrepid Global Advisors as well as the business address for Titan HG, LLC, controlled by Chris Go, our Chief Creative Director.

12.	Disclosure that Mr. Jeff Toghraie is your sole director is inconsistent with disclosure on page II-5 that Ms. Nancy Hundt is also a director. Please reconcile the disclosures.

We have removed reference to “sole Director and CEO”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 39

4

13.	Your disclosure states that you had cash on hand of $444,507 as of May 31, 2017. Please correct this disclosure based on the amount on your balance sheet.

We have corrected accordingly and updated as of August 31, 2017

14.	We note your disclosure indicates that your operating expenses are currently approximately $312,000 annually. This appears to be substantially lower than operating expenses as reported and discussed in results of operations. Please reconcile or clarify the differences. We further note that you indicate that you will require approximately $250,000 over the next 12 months to meet existing operational costs. Please clarify if or how this amount relates to the amount noted above. In addition, please clarify your disclosure that you will not have available cash for your operating needs after one month given your cash on hand.

We have removed reference to projected requirements.

Description of Property, page 41

15.	Advise what consideration you have given to filing the lease for your facility in El Monte, California. See Item 601(b)(10) of Regulation S-K.

Item 601 generally governs exhibits to the Registration Statement and provides not guidance in regards to the property. We have disclosed that lease payments of $7,000 per month are due and have made no indication of any impairments or disputes regarding the lease otherwise in accordance with Item 102 of Regulation S-K. In addition, we have included a copy of the lease as Exhibit 10.2 in accordance with Item 601(b)(10).

Certain Relationships and Related Transactions, page 41

16.	In each paragraph of this section, disclose the name of the related party and, if applicable, the name of the brother of your chief executive officer managing the related party. See Item 404(a)(1) of Regulation S-K.

We have amended the section to include the specific name of the affiliated company, Shircoo, Inc. and have specifically named the brother of the CEO of the Company, Max Toghraie, where applicable.

Recent Sales of Unregistered Securities, page II-2

17.	Provide the disclosures as required by paragraphs (a), (b), and (c) of Item 701 of Regulation S-K. Note that the disclosures must include information on all of your securities sold by you within the past three years that were not registered under the Securities Act.

We have updated this section to show issuance of unregistered shares since June 1, 2015.

Exhibit 4.2

5

18.	File as an exhibit to the registration statement your form of common stock certificate. See Item 601(b)(4) of Regulation S-K.

We have include a copy of a sample common stock certificate.

Signatures, page II-5

19.	The registration statement must be signed also by your principal financial officer and controller or principal accounting officer. Furthermore, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.

We have amended the signature page to conform with the requirements of Form S-1 signature instructions.

Note 10 – Concentrations, page F-16

20.	Please revise your filing to include product line and geographic disclosures as required by ASC 280-10-50-40 and 41.

We have added language to address the concentrations identified in geographical areas and in our product lines. These items were also included in our notes for the period ended August 31, 2017.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Jeff Toghraie
Jeff Toghraie, CEO

cc:	William R. Eilers, Esq.

6